UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

06005203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 42746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLES INVESTMENTS INC

OFFICIAL USE ONLY
26860
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7981 SEVERHILL COURT
(No. and Street)

DUBLIN, OHIO 43016-9235
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES A. MONEYSMITH 614-793-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOUGLAS L. MYERS
(Name – *if individual, state last, first, middle name*)

650 SHAWAN FALLS DR SUITE 200 DUBLIN, OH 43017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22

OATH OR AFFIRMATION

I, JAMES A. MONEYSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLES INVESTMENTS INC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TABATHA GALLAUGHER
Notary Public, State of Ohio
My Commission Expires 02-01-2009

[signature] 2-25-06
Signature

PRESIDENT
Title

[signature] 2.25.06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLES INVESTMENTS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Alles Investments Inc.

We have audited the accompanying balance sheet of Alles Investments Inc. (an Ohio corporation), as of December 31, 2005, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Alles Investment's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alles Investments Inc as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas L Myers & Associates

February 24, 2006

ALLES INVESTMENTS INC.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS:	
Cash	$ 4,901
Sales Commissions Receivable	14,483
Total Assets	$ 19,384
LIABILITIES AND SHAREHOLDERS' EQUITY:	
Accrued Commissions Payable	$ 6,639
Total Liabilities	6,639
Shareholders' Equity:	
Common Stock, $5 Par Value Per Share, (750 Shares Authorized, 100 Shares Issued and Outstanding)	$ 500
Capital in Excess of Par Value	4,464
Retained Earnings	7,781
TOTAL SHAREHOLDERS' EQUITY	12,745
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 19,384

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2005

Revenues:	
Commissions	$ 85,203
Expenses:	
Commissions	49,708
Rent	34,000
Licenses and Registration	1,393
Bank Charges	40
Total Expenses	$ 85,141
Net Income	$ 62

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

STATEMENT OF SHAREHOLDERS' EQUITY

December 31, 2005

	Common Stock	Capital in Excess of Par Value	Retained Earnings
Balance December 31, 2004	$ 500	$4,464	$7,719
Net Income for the Year Ended December 31, 2005	----	-----	62
Balance December 31, 2005	$ 500	4,464	7,781
	===	=====	=====

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):	
Commissions Received	$ 87,227
Commissions Paid	(50,189)
Cash Paid to Vendors and Others	(35,433)
Net Cash Flows Provided by Operating Activities	1,605
Net Increase in Cash and Cash Equivalents	1,605
Cash and Cash Equivalents at Beginning of Year	3,296
Cash and Cash Equivalents at End of Year	$4,901

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

RECONCILIATION OF NET INCOME TO PROVIDED CASH USED BY OPERATING ACTIVITIES

Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 62
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Commissions Receivable	2,024
Decrease in Commissions Payable	(481)
Total Adjustments	1,543
Net Cash Provided by Operating Activities	$ 1,605

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Summary of Significant Accounting Policies

Revenues are earned from commissions received by the Company from sales of mutual funds and variable annuities.

Commissions are paid monthly when received. The Company's primary commission agent owns all of the outstanding shares of the Company.

2. Changes in Liabilities Subordinated to Claims of General Creditors

No liabilities were subordinated to claims of general creditors at December 31, 2005, therefore, no changes are reportable herein.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of six months or less, when purchased, to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under Subchapter S, the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

ALLES INVESTMENTS INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Common Stock	$ 500
Capital in Excess of Par Value	4,464
Retained Earnings	7,781
Total Ownership Equity and Net Capital	$ 12,745

ALLES INVESTMENTS INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

1.	Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness)	$ 443
2.	Minimum Dollar Net Capital Requirement	$ 5,000
3.	Net Capital Required (Greater of 1. or 2.)	$ 5,000
4.	Excess Net Capital:	
	Net Capital	$ 12,745
	Less: Required Net Capital	5,000
	Excess Net Capital	$ 7,745
5.	Excess Net Capital at 1000%:	
	Net Capital	$ 12,745
	Less: 10% of Aggregate Indebtedness	664
	Excess Net Capital	$ 12,081

Schedule III

ALLES INVESTMENTS INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

1.	Total Aggregate Indebtedness from Balance Sheet	$ 6,639
2.	Total Net Capital	$ 12,745
3.	Percentage of Aggregate Indebtedness to Net Capital	52.1%
4.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	34.2%

Schedule IV

ALLES INVESTMENTS INC

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2005

Net Capital	$ 12,745
Net Capital per Unaudited FOCUS Report	12,745
Net Change	$ -

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Alles Investments Inc.:

We have examined the financial statements of Alles Investments Inc. as of December 31, 2005, and have issued our report thereon dated February 24, 2006. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alles Investments Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Alles Investments Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Douglas L. Myers & Associates

February 24, 2006

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Alles Investments Inc.:

Based upon our understanding of exemption K(2) under Rule 15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

February 24, 2006